Exhibit 1

NXP Semiconductors Reports Third Quarter 2015 Results

Q3 2015
Revenue	$1,522 million
GAAP Gross margin	48.6%
GAAP Operating margin	24.6%
GAAP Diluted earnings per share	$1.49
Non-GAAP Gross margin	49.1%
Non-GAAP Operating margin	29.5%
Non-GAAP Diluted earnings per share	$1.57

Eindhoven, The Netherlands, October 29, 2015 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter ended October 4, 2015, as well as provided limited guidance for the fourth quarter of 2015.

“Our profitability in the third quarter of 2015 was very strong, as NXP delivered total revenue of $1.52 billion and non-GAAP operating margin of nearly 30 percent. Revenue was approximately flat versus the same period in the prior year, and increased about one percent from the prior quarter, but below the lower end of our guidance. In spite of slightly weaker revenue trends, non-GAAP diluted earnings per share were $1.57, above the high-end of guidance, as a result of better gross margin and expense control resulting in improved profit fall-through. Additionally we generated $266 million non-GAAP free cash flow,” said Richard Clemmer, NXP Chief Executive Officer.

“As we entered the third quarter, we noted a weakening of demand as our customers began to communicate concerns with an uncertain economic environment. As the third quarter progressed, our end-customers, across multiple end-markets continued to voice an increased and significant degree of uncertainty around any increase in demand. This has resulted in lower than planned sell-through and an increase of channel inventory. As a result, our guidance for the fourth quarter reflects a much more cautious view of near term sales which may occur during the quarter.”

“Notwithstanding the current business trends, we continue to make significant progress with the previously announced merger between NXP and Freescale Semiconductor, which we continue to believe will represent a transformation of NXP. The overall regulatory approval process is progressing as anticipated and we believe we are on track to close the transaction in the fourth quarter of 2015. We continue to make very good progress on the integration planning of the two companies. We believe the merger of the two companies will drive significant cost synergies and broaden our product platform which will provide a significant catalyst for customer and shareholder value creation,” said Clemmer.

Summary of Third Quarter 2015 Results ($ millions, except diluted EPS, unaudited)

	Q3 2015	Q2 2015	Q3 2014	Q - Q	Y - Y
Product Revenue	$1,489	$1,468	$1,472	1.4%	1.2%
Corporate & Other	$33	$38	$43	-13.2%	-23.3%

Total Revenue	$1,522	$1,506	$1,515	1.1%	0.5%
GAAP Gross Profit	$740	$724	$713	2.2%	3.8%
Gross Profit Adjustments (1)	$(8)	$(10)	$(12)
Non-GAAP Gross Profit	$748	$734	$725	1.9%	3.2%
GAAP Gross Margin	48.6%	48.1%	47.1%
Non-GAAP Gross Margin	49.1%	48.7%	47.9%
GAAP Operating Income	$375	$332	$307	13.0%	22.1%
Operating Income Adjustments (1)	(74)	(86)	(83)
Non-GAAP Operating Income	$449	$418	$390	7.4%	15.1%
GAAP Operating Margin	24.6%	22.0%	20.3%
Non-GAAP Operating Margin	29.5%	27.8%	25.7%
GAAP Net Income / (Loss)	$361	$300	$121	20.3%	198.3%
Net Income Adjustments (1)	(19)	(51)	(213)
Non-GAAP Net Income / (Loss)	$380	$351	$334	8.3%	13.8%
GAAP EPS	$1.49	$1.23	$0.49	21.1%	204.1%
EPS Adjustments (1)	$(0.08)	$(0.21)	$(0.86)
Non-GAAP EPS	$1.57	$1.44	$1.35	9.0%	16.3%

1.	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 2 of this release.

Additional Information for the Third Quarter of 2015:

•	NXP repurchased approximately 1.8 million shares in the third quarter of 2015 for a total cost of approximately $158 million.

•	Effective October 29, 2015, NXP expanded its existing stock repurchase program. Under the expanded stock repurchase program, NXP may repurchase up to twenty (20) million shares of its common stock from time to time in both privately negotiated and open market transactions, subject to management’s evaluation of market conditions, terms of private transactions, the best interests of NXP shareholders, applicable legal requirements and other factors. There is no guarantee as to the exact number of shares that will be repurchased under the stock repurchase program, and NXP may terminate the repurchase program at any time.

•	Net cash interest paid in the third quarter of 2015 was $42 million.

•	SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported third quarter 2015 operating income of $48 million, EBITDA of $64 million and a closing cash balance of $434 million. During the third quarter of 2015 SSMC paid a previously announced dividend of $130 million.

•	Utilization in NXP wafer-fabs averaged 95 percent in the third quarter of 2015 compared to 96 percent in the prior year period and 98 percent in the prior quarter.

Supplemental Information ($ millions, unaudited)

	Q3 2015	Q2 2015	Q3 2014	% Q3 2015	Q - Q	Y - Y
Automotive	$308	$310	$288	20%	-0.6%	6.9%
Secure Identification Solutions	$269	$257	$252	18%	4.7%	6.7%
Secure Connected Devices	$317	$276	$301	21%	14.9%	5.3%
Secure Interfaces and Power	$270	$303	$298	18%	-10.9%	-9.4%

High Performance Mixed Signal (HPMS)	$1,164	$1,146	$1,139	76%	1.6%	2.2%
Standard Products (STDP)	$325	$322	$333	21%	0.9%	-2.4%

Product Revenue	$1,489	$1,468	$1,472	98%	1.4%	1.2%
Corporate & Other	$33	$38	$43	2%	-13.2%	-23.3%

Total Revenue	$1,522	$1,506	$1,515	100%	1.1%	0.5%

Product revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. Percent of quarterly total amounts may not add to 100 percent due to rounding.

Guidance for the Fourth Quarter 2015: ($ millions) (1)

	Q3 2015	Q4 2015 Guidance Range
Automotive	$308	Down in the high-single to low double digit range
Secure Identification Solutions	$269	Down in the low double to mid-teens range
Secure Connected Devices	$317	Down in the high-single to low double digit range
Secure Interfaces and Power	$270	Down in the high-twenty to low-thirty percent range

High Performance Mixed Signal (HPMS)	$1,164	Down in the mid- teens percent range
Standard Products (STDP)	$325	Down in the low double to mid-teens range

Corporate & Other	$33	~ $25 million

Total Revenue	$1,522	Down in the low to upper-teens range
Non-GAAP Gross Margin	49.1%	49% +/- 50bps
Non-GAAP Operating Expenses	$303	$310M +/- $5M

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. Please note:

•	The guidance included in this release only relates to the existing NXP business. Additionally, due to the anticipated timing of the merger with Freescale Semiconductor and the divestment of NXP’s RF Power business, the actual results of the combined group are expected to be substantially different from the results of the existing NXP business.

•	The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.”

•	We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP without unreasonable efforts on a forward looking basis.

Discussion of GAAP to Non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects,” (x) “Restructuring costs,” (xi) “Stock based compensation,” (xii) “Other incidental items,” (xiii) “non-GAAP Financial Income (expense),” (xiv) “non-GAAP Results relating to equity-accounted investees,” (xv) “non-GAAP Cash tax (expense),” (xvi) “diluted non-GAAP EPS,” (xvii) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA,” (xviii) “net debt,” (xix) “non-GAAP free cash flow” and (xx) “non-GAAP free cash flow margin.”

In this release, references to:

•	“non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income (loss),” and “non-GAAP net income/ (loss)” is to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs, stock-based compensation, other incidental items and certain other adjustments. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Stock based compensation” consists of incentive expense granted to eligible employees in the form of equity based instruments. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance;

•	“non-GAAP gross margin” and “non-GAAP operating margin” is to our non-GAAP gross profit or our non-GAAP operating income as a percentage of total revenue, respectively;

•	“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due to non-cash interest expense on convertible notes; foreign exchange changes on our Euro-denominated debt; gains or losses due to the extinguishment of long-term debt; changes in fair value of warrant liability; and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” represents the cash tax payments during the period;

•	“diluted non-GAAP EPS” attributable to stockholders is to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the diluted weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•	“EBITDA” is to NXP’s earnings before financial income (expense), taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” is to EBITDA after adjustments for “restructuring costs,” “stock-based compensation,” “other incidental items,” “other adjustments” and results related to equity accounted investees;

•	“trailing 12 month adjusted EBITDA” is to adjusted EBITDA for the last 12 months;

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet;

•	“non-GAAP free cash flow” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as reflected on the cash flow statement;

•	“non-GAAP free cash flow margin” is the sum of our Net cash provided by (used for) operating activities and our net Capital expenditure on property, plant and equipment, as a percentage of total revenue.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development,” “non-GAAP Selling, general and administrative,” “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs,” “stock based compensation,” “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on October 29, 2015 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its third quarter results and provide an outlook for the fourth quarter of 2015.

Interested parties may join the conference call by dialing 1 – 888 – 311 – 8119 (within the U.S.) or 1 – 330 – 863 - 3362 (outside of the U.S.). The participant pass-code is 58459782. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) creates solutions that enable secure connections for a smarter world. Building on its expertise in high-performance mixed-signal electronics, NXP is driving innovation in the areas of connected cars, cyber security, portables & wearables, and the Internet of Things. NXP has operations in more than 25 countries, and posted revenue of $5.65 billion in 2014. Find out more at www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Joon Knapen
jeff.palmer@nxp.com	joon.knapen@nxp.com
+1 408 518 5411	+49 (0) 151 257 43 299

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)	Three Months Ended
	October 4,	July 5,	Sept. 28,
	2015	2015	2014
Revenue	$1,522	$1,506	$1,515
Cost of revenue	(782)	(782)	(802)

Gross profit	740	724	713
Research and development	(178)	(195)	(196)
Selling, general and administrative	(191)	(198)	(211)

Total operating expenses	(369)	(393)	(407)
Other income (expense)	4	1	1

Operating income (loss)	375	332	307
Financial income (expense):
Interest income (expense)—net	(53)	(45)	(34)
Foreign exchange gain (loss)	6	40	(131)
Changes in fair value of warrant liability	67	18	—
Other financial expense	(4)	(11)	(3)

Income (loss) before taxes	391	334	139
Benefit (provision) for income taxes	(15)	(14)	(4)
Results relating to equity-accounted investees	3	1	3

Net income (loss)	379	321	138
Net (income) loss attributable to non-controlling interests	(18)	(21)	(17)

Net income (loss) attributable to stockholders	361	300	121
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $	$1.56	$1.29	$0.51
Diluted earnings per common share in $	$1.49	$1.23	$0.49
Weighted average number of shares of common stock (in thousands):
Basic	231,545	232,681	235,095
Diluted	242,122	243,288	246,550

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	As of
	October 4,	July 5,	Sept. 28,
	2015	2015	2014
Current assets:
Cash and cash equivalents	$2,492	$2,435	$594
Accounts receivable – net	611	533	692
Other receivables	46	41	36
Assets held for sale	356	361	6
Inventories	751	756	748
Other current assets	143	131	107

Total current assets	4,399	4,257	2,183
Non-current assets:
Investments in equity-accounted investees	78	75	59
Other non-current assets	373	462	141
Property, plant and equipment	1,097	1,078	1,087
Identified intangible assets	465	496	586
Goodwill	1,838	1,825	2,210

Total non-current assets	3,851	3,936	4,083
Total assets	8,250	8,193	6,266
Current liabilities:
Accounts payable	736	739	670
Liabilities held for sale	8	6	—
Accrued liabilities	501	542	577
Short-term debt	532	33	18

Total current liabilities	1,777	1,320	1,265
Non-current liabilities:
Long-term debt	4,518	5,014	3,790
Other non-current liabilities	798	958	380

Total non-current liabilities	5,316	5,972	4,170
Non-controlling interests	268	250	245
Stockholders’ equity	889	651	586

Total equity	1,157	901	831
Total liabilities and equity	8,250	8,193	6,266

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)	Three Months Ended
	October 4,	July 5,	Sept. 28,
	2015	2015	2014
Cash Flows from operating activities
Net income (loss)	$379	$321	$138
Adjustments to reconcile net income (loss):
Depreciation and amortization	94	98	103
Stock-based compensation	34	36	34
Change in fair value of the Warrant liability	(67)	(18)	—
Amortization of discount on convertible debt	9	9	—
Net (gain) loss on sale of assets	(4)	(1)	(1)
Results relating to equity accounted investees	(3)	(1)	(3)
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(78)	14	(98)
(Increase) decrease in inventories	(5)	(14)	(6)
Increase (decrease) in trade payables	(3)	(20)	54
(Increase) decrease in other receivables	(17)	7	18
Increase (decrease) in other payables	(2)	(53)	46
Changes in deferred taxes	4	(3)	(6)
Exchange differences	(6)	(40)	131
Other items	5	16	(13)

Net cash provided by (used for) operating activities	340	351	397
Cash flows from investing activities:
Purchase of identified intangible assets	(1)	(4)	(8)
Capital expenditures on property, plant and equipment	(78)	(91)	(82)
Proceeds from disposals of property, plant and equipment	4	2	1
Purchase of interests in businesses	—	(2)	—
Proceeds from sale of interests in businesses	—	1	—
Other	(1)	—	(1)

Net cash (used for) provided by investing activities	(76)	(94)	(90)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	(1)	1	(17)
Repayments under the revolving credit facility	—	—	(50)
Amounts drawn under the revolving credit facility	—	—	300
Principal payments on long-term debt	(6)	(8)	(5)
Net proceeds from the issuance of long-term debt	—	990	—
Dividends paid to non-controlling interests	(51)	—	(50)
Cash proceeds from exercise of stock options	8	9	25
Purchase of treasury shares	(158)	(162)	(574)
Hold-back payments on prior acquisitions	—	(2)	—

Net cash provided by (used for) financing activities	(208)	828	(371)
Effect of changes in exchange rates on cash positions	1	(5)	(3)

Increase (decrease) in cash and cash equivalents	57	1,080	(67)
Cash and cash equivalents at beginning of period	2,435	1,355	661

Cash and cash equivalents at end of period	2,492	2,435	594

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	October 4,	July 5,	Sept. 28,
	2015	2015	2014
High Performance Mixed Signal (HPMS)	1,164	1,146	1,139
Standard Products	325	322	333

Product Revenue	1,489	1,468	1,472
Corporate and Other	33	38	43

Total Revenue	$1,522	$1,506	$1,515

HPMS Revenue	$1,164	$1,146	$1,139
Percent of Total Revenue	76.5%	76.1%	75.2%
HPMS segment GAAP gross profit	626	610	605
PPA effects	(1)	(1)	—
Stock based compensation	(2)	(3)	(1)
Other incidentals	1	(1)	(1)

HPMS segment non-GAAP gross profit	$628	$615	$607

HPMS segment GAAP gross margin	53.8%	53.2%	53.1%
HPMS segment non-GAAP gross margin	54.0%	53.7%	53.3%
HPMS segment GAAP operating profit	331	293	274
PPA effects	(14)	(18)	(22)
Restructuring	1	(6)	—
Stock based compensation	(28)	(29)	(26)
Other incidentals	1	(1)	(1)

HPMS segment non-GAAP operating profit	$371	$347	$323

HPMS segment GAAP operating margin	28.4%	25.6%	24.1%
HPMS segment non-GAAP operating margin	31.9%	30.3%	28.4%
Standard Products Revenue	$325	$322	$333
Percent of Total Revenue	21.4%	21.4%	22.0%
Standard Products segment GAAP gross profit	108	109	103
PPA effects	—	(1)	(1)
Restructuring	(4)	(1)	(6)
Stock based compensation	(1)	—	(1)
Other incidentals	(2)	(2)	(1)

Standard Products segment non-GAAP gross profit	$115	$113	$112

Standard Products segment GAAP gross margin	33.2%	33.9%	30.9%
Standard Products segment non-GAAP gross margin	35.4%	35.1%	33.6%
Standard Products segment GAAP operating profit	56	53	38
PPA effects	(12)	(12)	(15)
Restructuring	(4)	(1)	(7)
Stock based compensation	(6)	(7)	(8)
Other incidentals	(2)	(2)	(1)

Standard Products segment non-GAAP operating profit	$80	$75	$69

Standard Products segment GAAP operating margin	17.2%	16.5%	11.4%
Standard Products segment non-GAAP operating margin	24.6%	23.3%	20.7%
Corporate and Other Revenue	$33	$38	$43
Percent of Total Revenue	2.1%	2.5%	2.8%
Corporate and Other segment GAAP gross profit	6	5	5
PPA effects	(2)	(3)	(2)
Restructuring	—	1	1
Other incidentals	3	1	—

Corporate and Other segment non-GAAP gross profit	$5	$6	$6

Corporate and Other segment GAAP gross margin	18.2%	13.2%	11.6%
Corporate and Other segment non-GAAP gross margin	15.2%	15.8%	14.0%
Corporate and Other segment GAAP operating profit	(12)	(14)	(5)
PPA effects	(6)	(6)	(5)
Restructuring	(1)	(2)	1
Other incidentals	(3)	(2)	1

Corporate and Other segment non-GAAP operating profit	$(2)	$(4)	$(2)

Corporate and Other segment GAAP operating margin	-36.4%	-36.8%	-11.6%
Corporate and Other segment non-GAAP operating margin	-6.1%	-10.5%	-4.7%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	October 4,	July 5	Sept. 28,
	2015	2015	2014
Revenue	$1,522	$1,506	$1,515
GAAP Gross profit	$740	$724	$713
PPA effects	(3)	(5)	(3)
Restructuring	(4)	—	(5)
Stock Based Compensation	(3)	(3)	(2)
Other incidentals	2	(2)	(2)

Non-GAAP Gross profit	$748	$734	$725

GAAP Gross margin	48.6%	48.1%	47.1%
Non-GAAP Gross margin	49.1%	48.7%	47.9%
GAAP Research and development	$(178)	$(195)	$(196)
Restructuring	1	(5)	—
Stock based compensation	(7)	(9)	(5)

Non-GAAP Research and development	$(172)	$(181)	$(191)

GAAP Selling, general and administrative	$(191)	$(198)	$(211)
PPA effects	(29)	(31)	(39)
Restructuring	(1)	(4)	(1)
Stock based compensation	(24)	(24)	(27)
Other incidentals	(6)	(3)	—

Non-GAAP Selling, general and administrative	$(131)	$(136)	$(144)

GAAP Other income (expense)	$4	$1	$1
Other incidentals	—	—	1

Non-GAAP Other income (expense)	$4	$1	$—

GAAP Operating income (loss)	$375	$332	$307
PPA effects	(32)	(36)	(42)
Restructuring	(4)	(9)	(6)
Stock based compensation	(34)	(36)	(34)
Other incidentals	(4)	(5)	(1)

Non-GAAP Operating income (loss)	$449	$418	$390

GAAP Operating margin	24.6%	22.0%	20.3%
Non-GAAP Operating margin	29.5%	27.8%	25.7%
GAAP Financial income (expense)	$16	$2	$(168)
Non-cash interest expense on convertible notes	(9)	(9)	—
Foreign exchange gain (loss) on debt	6	40	(131)
Changes in fair value of warrant liability	67	18	—
Other financial expense	(4)	(11)	(3)

Non-GAAP Financial income (expense)	$(44)	$(36)	$(34)

GAAP Income tax benefit (provision)	$(15)	$(14)	$(4)
Other adjustments	(8)	(4)	1

Non-GAAP Cash tax (expense)	$(7)	$(10)	$(5)

GAAP Results relating to equity-accounted investees	$3	$1	$3
Other adjustments	3	1	3

Non-GAAP Results relating to equity-accounted investees	$—	$—	$—

GAAP Net income (loss)	$379	$321	$138
PPA effects	(32)	(36)	(42)
Restructuring	(4)	(9)	(6)
Stock based compensation	(34)	(36)	(34)
Other incidentals	(4)	(5)	(1)
Other adjustments	55	[1] )35	(130)

Non-GAAP Net income (loss)	$398	$372	$351

GAAP Net income (loss) attributable to stockholders	$361	$300	$121
PPA effects	(32)	(36)	(42)
Restructuring	(4)	(9)	(6)
Stock based compensation	(34)	(36)	(34)
Other incidentals	(4)	(5)	(1)
Other adjustments	55	35	(130)

Non-GAAP Net income (loss) attributable to stockholders	$380	$351	$334

GAAP Weighted average shares—diluted	242,122	243,288	246,550
Non-GAAP Adjustment	—	—	—

Non-GAAP Weighted average shares—diluted	242,122	243,288	246,550

GAAP Diluted net income (loss) attributable to stockholders per share	$1.49	$1.23	$0.49
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$1.57	$1.44	$1.35

1)	Includes: During 3Q15: Non-cash interest expense on convertible Notes: ($9) million; Foreign exchange gain on debt: $6 million; Changes in fair value of warrant liability: $67 million; Other financial expense: ($4) million; Results relating to equity-accounted investees: $3 million; and difference between book and cash income taxes: ($8) million.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)	Three Months Ended
	October 4,	July 5,	Sept. 28,
	2015	2015	2014
Net Income	$379	$321	$138

Reconciling items to EBITDA
Financial (income) expense	(16)	(2)	168
(Benefit) provision for income taxes	15	14	4
Depreciation	58	57	55
Amortization	36	41	48

EBITDA	$472	$431	$413

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(3)	(1)	(3)
Restructuring 1)	4	9	6
Stock based compensation	34	36	34
Other incidental items 1)	7	7	1

Adjusted EBITDA	$514	$482	$451

Trailing twelve month adjusted EBITDA	$1,894	$1,831	$1,586

1)	Excluding depreciation property, plant and equipment and amortization of software related to:

Other incidental items	(3)	(2)	—

($ in millions)	Three Months Ended
	October 4,	July 5,	Sept. 28,
	2015	2015	2014
Net cash provided by (used for) operating activities	$340	$351	$397

Net capital expenditures on property, plant and equipment	(74)	(89)	(81)

Non-GAAP free cash flow	$266	$262	$316
Non-GAAP free cash flow as a percent of Revenue	17%	17%	21%